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09057482

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Execution Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vladimir Bord 646-805-5450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vladimir Bord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Execution Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bryan P. Masseria
Notary Public, State of New York
No. 01MA6138696
Qualified in Richmond County
Commission Expires 1/17/2010

2/18/09

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies Execution Services, Inc.:

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc., (the Company) as of December 31, 2008, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	11,258
Premises and equipment, net		439
Commission receivable		1,938
Defered tax assets, net		7,979
Other assets		237
Total assets	$	21,851
Liabilities and Stockholder's Equity		
Due to affiliates	$	727
Accrued expenses and other liabilities		2,647
Total liabilities		3,374
Stockholder's equity:		
Common stock of $0.05 par value. Authorized 20,000,000 shares; issued and outstanding 19,881,383 shares		994
Additional paid-in capital		17,116
Retained earnings		367
Total stockholder's equity		18,477
Total liabilities and stockholder's equity	$	21,851

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Earnings

Year ended December 31, 2008

(Dollars in thousands)

Revenues:		
Commissions	$	17,005
Principal transactions		(2,166)
Interest		3,751
Other		67
Total revenues		18,657
Expenses:		
Compensation and benefits		7,778
Floor brokerage and clearing fees		817
Technology and communications		3,188
Interest		2,738
Occupancy and equipment rental		496
Business development		103
Other		1,722
Total expenses		16,842
Earnings before income taxes		1,815
Income taxes		832
Net earnings	$	983

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

(Dollars in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2007	$ 994	$ 39,857	$ 4,634	$ 45,485
Dividend distribution	—	(22,750)	(5,250)	(28,000)
Net earnings	—	—	983	983
Tax benefits on stock based awards	—	9	—	9
Balance, December 31, 2008	$ 994	$ 17,116	$ 367	$ 18,477

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Cash Flows

Year ended December 31, 2008

(Dollars in thousands)

Cash flows from operating activities:		
Net earnings	$	983
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization		240
Deferred income taxes		753
Decrease in operating assets:		
Securities borrowed		170,130
Financial instruments owned, at fair value		4,196
Commission receivable		73
Other assets		5
(Decrease) in operating liabilities:		
Securities loaned		(170,130)
Due to affiliates		(4,749)
Accrued expenses and other liabilities		(1,322)
Net cash provided by operating activities		179
Cash flows from investing activities:		
Purchase of premises and equipment		(278)
Net cash used in investing activities		(278)
Cash flows from financing activities:		
Dividend distributions		(28,000)
Tax benefits from the issuance of stock based awards		9
Net cash used in financing activities		(27,991)
Net decrease in cash and cash equivalents		(28,090)
Cash and cash equivalents, beginning of year		39,348
Cash and cash equivalents, end of year	$	11,258

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organizational Structure

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. On October 1, 2004, Helfant Group, Inc. changed its name to Jefferies Execution Services, Inc. (the "Company"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2008, Jefferies Group, Inc. (the Parent) is the sole stockholder of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the NYSE) and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company claims an exemption from Rule 15c3-3 as of December 31, 2008, based upon Section (k)(2)(ii). Transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

Revenue Recognition Policies

Commissions. Commission revenue is primarily derived from commissions received for executing trades on the New York Stock Exchange and other exchanges for broker-dealers and institutions. Commission revenue is recorded on a trade date basis.

Principal Transactions. Financial instruments owned (which are recorded on a trade-date basis) are carried at fair value, with gains and losses reflected in principal transactions in the Statement of Earnings on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at cost which approximates fair value. The Company has a securities borrowing and lending matched book business ("matched book") in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the matched book activity. The initial collateral advanced or received approximates or is

(Continued)

greater than, the fair value of the securities borrowed or loaned. The Parent monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

As of September 30, 2008, the Company no longer facilitates matched book operations.

Premises and Equipment, Net

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter. Accumulated depreciation on premises and equipment is $4.4 million as of December 31, 2008.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset, if any, for which it is more likely than not that it will not be realized. The Company recognizes interest expense, if any, related to uncertain tax positions in interest expense. Penalties, if any, are recognized in other general and administrative expenses.

Stock Based Compensation

The Parent issued restricted stock and restricted stock units ("RSUs") to employees of the Company under its Incentive Compensation Plan, primarily in connection with year-end compensation. The subsequent amortization of the cost of the restricted stock and RSUs is allocated to the Company by the Parent. In December 2008, the Parent modified the terms of all outstanding restricted stock and RSUs of active employees and of restricted stock and RSUs granted as part of 2008 year-end compensation. The modifications removed the service requirement employees must fulfill in exchange for the right to those awards and as a result, accelerated the recognition of the remaining compensation cost. The total amount allocated to the Company related to restricted stock and RSUs, including $163,000 related to the modifications, was $466,000 for the year ended December 31, 2008, and is included in compensation and benefits on the Statement of Earnings. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

Legal Reserves

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum range of probable loss.

(Continued)

The Company records reserves related to legal proceedings in accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB No. 5, *Accounting for Contingencies*, and FASB Interpretation No. 14, *Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5*. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return and combined New York State and City and Connecticut returns of the Parent. Substantially all income tax assets are due from the Parent, although the Company does file certain state and local returns directly with taxing authorities. The Company accounts for income taxes on a separate-return basis.

Income tax expense consists of the following components (in thousands of dollars):

Current:		
Federal	$	(25)
State and local		104
		79
Deferred:		
Federal		578
State and local		175
		753
	$	832

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $7,979,000. The net deferred tax asset is principally comprised of a deferred tax asset of $179,000 from deferred compensation and a deferred tax asset of $7,639,000 related to goodwill impairment.

(Continued)

There was no valuation allowance for deferred tax assets as of December 31, 2008. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

During 2008, the Company recorded a payable of $71,000 to the Parent for tax expense to be claimed on the Parent's consolidated income tax returns.

The provision for income taxes differs from the expected Federal income tax rate (35%) for the following reasons (in thousands of dollars):

Computed expected taxes at 35% of income before income taxes	$	635	35.00%
Income tax expense resulting from state and local income tax expense, net of federal income tax benefit		181	10.00
Limited deductibility of meals and entertainment		16	0.85
Total income tax expense	$	832	45.85%

The Company recognizes interest expense, if any, related to uncertain tax positions in interest expense. Penalties, if any, are recognized in other general and administrative expenses. For the year ended December 31, 2008, we had no provision for interest or penalties related to uncertain tax positions.

(3) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The net periodic pension benefit allocated to us was $4,000 for the year ended December 31, 2008, and is included in compensation and benefits in the Statement of Earnings. The plan assets consist of approximately 47% equities, 50% fixed income and 3% other securities in 2008. Effective December 31, 2005, benefits under the pension plan have been frozen.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards. Included in compensation and benefits expense are expenses related to these benefit plans amounting to $142,000 for the year ended December 31, 2008.

(4) Related-Party Transactions

Included in commission revenues is approximately $8,616,000 of execution fees received from Jefferies & Company, Inc.

Included in various expense line items are administrative service and clearing charges and commissions paid to Jefferies & Company, Inc., amounting to approximately $2,787,000.

The Company recognized approximately $2,903,000 of interest income from Jefferies & Company, Inc. related to the Company's matched book business. Jefferies & Company, Inc. was the counterparty on all securities borrowed transactions related to the Company's matched book business.

Jefferies High Yield Trading, LLC, is, and prior to the Parent's reorganization of the high yield secondary market trading activities, Jefferies Partners Opportunity Fund LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC, were the counterparties on all securities loaned transactions related to the Company's matched book business. The Company recorded $2,738,000 of interest expense related to these transactions.

The Company's employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to the Company associated with awards under those plans is reflected as compensation and benefits expense in the Statement of Earnings with a corresponding amount recorded in due to affiliates in the Statement of Financial Condition.

Amounts due to related parties are reflected in the Statement of Financial Condition as set forth below:

Amounts due to Parent	$	329,000
Amounts due to affiliates other than Parent		398,000
	$	727,000

Advances from the Parent are generally payable on demand. The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. During 2008, the Company recorded a payable of approximately $71,000 to the Parent to settle its separate company income tax liabilities.

(5) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

(Continued)

(6) Leases

The Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2009. Future minimum lease payments for all noncancelable operating leases at December 31, 2008 were $214,000.

Included in occupancy and equipment rental is $379,000 related to leases.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2008, the Company had net capital of $9,120,000 which was $8,870,000 in excess of required net capital.

(8) Subsequent Event

The Company distributed $5 million of Capital to its Parent on January 29, 2009. Subsequent to this transfer, the Company's Net Capital is $4.1 million.

Schedule

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using Alternative Net Capital Requirement

December 31, 2008

(Dollars in thousands)

Net stockholders' equity	$	18,477
Deduct:		
Nonallowable assets		8,878
Other		270
Total deductions		9,148
Net capital before haircuts on securities positions		9,329
Haircuts on securities – other		209
Net capital		9,120
Less net capital requirement		250
Net capital in excess of requirement	$	8,870

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2008, computed by Jefferies Execution Services, Inc. in its Form X-17a-5, Part II, filed with the Financial Industry Regulatory Authority on February 26, 2009, does not differ from the above computation.

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by Rule 17a-5

The Board of Directors
Jefferies Execution Services, Inc.:

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the NASD Regulation, Inc., and other regulatory agencies (i.e. FINRA) that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009

KPMG

JEFFERIES EXECUTION SERVICES, INC.

(SEC Identification No. 8-2671)

Financial Statements and
Supplementary Schedule

December 31, 2008

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)